Mail Stop 3561

May 17, 2007

Phillip E. Koehnke, President
Action Fashions, Ltd.
P.O. Box 235472
Encintas, CA 92024

   Re: Action Fashions, Ltd.
     Registration Statement on Form 10-SB
     Filed January 24, 2007
     File No. 0-52413

Dear Mr. Koehnke:

  We have completed our review of the above filing and have no further comments at this time.

        Sincerely,

        H. Christopher Owings
        Assistant Director